FOR IMMEDIATE RELEASE	TSX: SLW
September 6, 2016	NYSE: SLW

SILVER WHEATON ANNOUNCES ANALYST DAY WEBCAST ON SEPTEMBER 29, 2016

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that it will webcast its Analyst Day presentations on Thursday, September 29, 2016, starting at 9:00 am Eastern Time. Speakers will include Randy Smallwood, President and Chief Executive Officer as well as the Silver Wheaton Management team. In addition, technical presentations for certain assets will be made by representatives from Silver Wheaton's partners.

The webcast will be available to investors on Silver Wheaton's website at  www.silverwheaton.com.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com